Exhibit 99.1

Lombard Medical to Present at the Jefferies Global Healthcare Conference

IRVINE, Calif. & LONDON--(BUSINESS WIRE)--May 29, 2014--Lombard Medical, Inc. (Nasdaq: EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAA), today announced that CEO Simon Hubbert is scheduled to present at the Jefferies Global Healthcare Conference on Thursday, June 5, at 11:00 am Eastern Time. The conference is being held June 2-5 in New York City.

A live audio webcast of the presentation will be available on the Events and Presentations page of the Investors section of Lombard Medical’s website at www.lombardmedical.com.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company’s lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with U.S. commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

FORWARD-LOOKING STATEMENTS:

This announcement may contain forward-looking statements that reflect the Company’s current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company’s products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s prospectus filed with the Securities and Exchange Commission dated April 25, 2014. The Company undertakes no obligation to update these statements in the future.

CONTACT:
Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer, +1 949-379-3750
Ian Ardill, Chief Financial Officer, +44 (0)1235 750 800
or
Pure Communications
Matthew H Clawson, +1 949-370-8500
matt@purecommunicationsinc.com
or
FTI Consulting (UK)
Simon Conway, Victoria Foster Mitchell
+44 (0)20 3727 1000